SECURITIES AND EXCHANGE COMMISSION

03011584

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH., D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corp.
Capnet Securities, ~~Inc.~~ (formerly Morgan Brewer Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 Gray Falls, Suite 220
(No. and Street)

Houston (City) Texas (State) 77077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson (713) 993-9656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

5444 Westheimer, Suite 2080 (Address) Houston, (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K 3/5

BB 3/19

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capnet Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY PEARCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-11-2005

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Statement of Cash Flows
- XX (p) Statement of exemption to 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)

FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

MALONE & BAILEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
5444 WESTHEIMER RD., SUITE 2080
HOUSTON, TEXAS 77056
(713) 840-1210
FAX (713) 840-9034
www.malone-bailey.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CapNet Securities, Inc. (formerly Morgan Brewer Securities Co.)
Houston, Texas

We have audited the accompanying statements of financial condition of CapNet Securities, Inc. (formerly Morgan Brewer Securities Co). as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PLLC

Malone & Bailey, PLLC
Houston, Texas

January 31, 2003

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2002 and 2001

	2002	2001
Cash	$ 9,483	$ 11,761
Total assets	$ 9,483	$ 11,761
Accrued liabilities	$ 1,500	$ 2,000
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 1,000,000 shares authorized, 119,750 shares issued and outstanding	1,198	1,198
Additional paid-in capital	413,653	403,653
Retained deficit	(406,868)	(395,090)
Total stockholders' equity	7,983	9,761
Total liabilities and stockholders' equity	$ 9,483	$ 11,761

See summary of accounting policies and notes to financial statements.

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
STATEMENT OF OPERATOINS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Commission income	$ 2,637	$ 155,202
Operating Expenses:		
Management fees	16,462	139,250
Accounting	–	6,200
Commissions	–	4,600
Consulting	–	7,206
Other	453	2,518
Total expenses	16,915	159,774
Net operating loss	(14,278)	(4,569)
Other income:		
Other income	2,500	–
Interest income	–	374
Net loss	$ (11,778)	$ (4,195)

See summary of accounting policies and notes to financial statements.

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount				
Balances, December 31, 2000	136,250	$ 1,363	$ 419,988	$ (16,500)	$ (390,895)	$ 13,956
Cancellation of treasury stock	(16,500)	(165)	(16,335)	16,500	–	–
Net loss	–	–	–	–	(4,195)	(4,195)
Balances, December 31, 2001	119,750	1,198	403,653	–	(395,090)	9,761
Capital contribution		–	10,000	–	–	10,000
Net loss	–	–	–	–	(11,778)	(11,778)
Balances, December 31, 2002	119,750	$ 1,198	$ 413,653	–	$ (406,868)	$ 7,983

See summary of accounting policies and notes to financial statements.

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities:		
Net loss	$ (11,778)	$ (4,195)
Changes in assets and liabilities:		
Accrued liabilities	(500)	700
Net cash used in operating activities	(12,278)	(3,495)
Cash Flows From Investing Activities:		
Contributions to capital	10,000	-
Net Change in Cash	(2,278)	(3,495)
Cash, beginning of year	11,761	15,256
Cash, end of year	$ 9,483	$ 11,761

See summary of accounting policies and notes to financial statements.

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

CapNet Securities, Inc. (formerly Morgan Brewer Securities Co.) ("Company") is a broker and dealer registered with the Securities and Exchange Commission. The Company was formed as a Texas corporation in 1988, and has been operating in Houston, Texas since then. The Company changed its name from Augusta Securities Corporation to Morgan Brewer Securities Co. on January 8, 2002 and in January 2003 changed its name to CapNet Securities, Inc. The Company is an introducing broker with accounts processed by Morgan Stanley Securities Company in Houston.

Cash and cash equivalents

The Company considers as cash all liquid securities with maturities of three months or less.

Marketable securities

Marketable securities are valued at the current market price.

Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $7,983and $9,761, respectively. The Company's net capital ratio was188% and 205% as of December 31, 2002 and 2001, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

The Company uses personnel and facilities of its parent company, Brewer Pierce Capital Group, LLC. The Company makes payments from time to time to Brewer Pierce Capital Group, LLC for these services. The Company made payments totaling $16,462 and $139,250 for the years ended December 31, 2002 and 2001, respectively.

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	2002	2001
NET CAPITAL		
Stockholders' Equity	$ 7,983	$ 9,761
Deduct stockholders' equity not allowable	–	–
Net qualified stockholders' equity	7,983	9,761
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	–	–
Other adjustments	–	–
Total capital and allowable subordinated liabilities	7,983	9,761
Deductions for assets not readily convertible to cash	–	–
Net capital before haircuts on securities position	7,983	9,761
Other securities adjustments	–	–
NET CAPITAL	$ 7,983	$ 9,761
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	$ 1,500	$ 2,000
Other	–	–
Total aggregate indebtedness	$ 1,500	$ 2,000
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT		
Minimum net capital required	100	133
Minimum dollar net capital required	5,000	5,000
Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 2,983	$ 4,761
Percentage Aggregate Indebtedness to Net Capital	19%	20%

Note: The above agrees with the Company's Computation (included in Part II of Form X-17a-5).

CAPNET SECURITIES, INC.
(Formerly Morgan Brewer Securities Co.)
Exemptive Provision Under Rule 15c3-3
As of December 31, 2002

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii).

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
CapNet Securities, Inc. (formerly Morgan Brewer Securities Co.)
Houston, Texas

In planning and performing our audit of the financial statements of CapNet Securities, Inc. (formerly Morgan Brewer Securities Co.) for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition

and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PLLC

Malone & Bailey, PLLC
Houston, Texas

January 31, 2003